Proskauer Rose LLP	Eleven Times Square	New York, NY 10036-8299

April 26, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Anu Dubey

Re:	A&Q Long/Short Strategies Fund LLC File Nos. 333-216562 and 811-21195

Dear Ms. Dubey:

On behalf of A&Q Long/Short Strategies Fund LLC (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the (i) disclosure staff (the "Disclosure Staff") of the Securities and Exchange Commission (the "Commission"), provided by you to me by telephone on March 30, 2017, and (ii) accounting staff (the "Accounting Staff") of the Commission, provided by Ms. Megan Miller to me by telephone the same day. The comments of the Disclosure Staff relate to the Fund's Registration Statement on Form N-2 under the Securities Act of 1933, as amended (also constituting Amendment No. 33 to the Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended), filed on March 9, 2017 (the "Registration Statement"). The comments of the Accounting Staff relate to the Fund's audited financial statements for the year ended December 31, 2016, included in the Fund's Annual Report on Form N-CSR for the fiscal year ended December 31, 2016, as filed with the Commission on March 13, 2017 (the "Annual Report"), and were provided on a going forward basis.

Set forth below is a summary of the comments of the Disclosure Staff and Accounting Staff, and the Fund's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statement or Annual Report, as applicable.

PROSPECTUS

Summary of Fund Expenses

Comment 1.    The disclosure states that the Fund is authorized to borrow money temporarily for certain purposes, and that the Fund is party to a Credit Agreement, under which the Fund may borrow from time to time on a revolving basis at any time up to $26,000,000. If the Fund borrowed under the Credit Agreement during the year ended December 31, 2016, please include all interest paid in connection with the Credit Agreement, expressed as a percentage of net assets attributable to the Fund's Interests, as a separate line item in the fee table. See Item 3.1 of Form N-2.

Response 1.    We have revised the fee table accordingly.

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Securities and Exchange Commission

April 26, 2017

Comment 2.    Please include in your correspondence a completed fee table and example for our review.

Response 2.    Please see the below completed fee table and expense example.

The following table illustrates the expenses and fees that the Fund expects to incur and that investors can expect to bear. The expenses associated with investing in a "fund of funds," such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles. This is because the investors in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive allocations, charged at the Investment Fund level.

Investor Transaction Expenses
Maximum Sales Load(1) (percentage of purchase amount)	2.00%
Maximum Redemption Fee	None(2)
Offering Expenses Borne by the Fund (as a percentage of offering amount)	0.01%

Annual Expenses (as a percentage of net assets attributable to Interests)
Management Fee	1.45%
Interest Payments on Borrowed Funds(3)	0.02%
Other Expenses (Including Administrator Fee: 0.30%)(4)	0.92%
Acquired Fund Fees and Expenses (Investment Fund fees and expenses)(5)	4.26%

Total Annual Expenses	6.65%(6)

(1)	Generally, the stated minimum initial investment in the Fund is Interests with an initial value of at least $50,000, which minimum may be reduced for certain investors. Investments may be subject to a waivable sales load of up to 2%. See "Plan of Distribution."

(2)	While the Fund does not impose any charges on a repurchase of Interests in the Fund, it may allocate to tendering investors withdrawal or similar charges imposed by Investment Funds if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

(3)	The Fund's interest expense for the fiscal year ended December 31, 2016 was $30,497.

(4)	"Other Expenses" are estimated based on average net assets of the Fund for the fiscal year ended December 31, 2016 of approximately $176 million. "Other Expenses" do not include any fees or expenses charged by Investment Funds (which are reflected separately under "Acquired Fund Fees and Expenses").

(5)	Includes the fees and expenses of the Investment Funds in which the Fund is already invested and intends to invest based upon the anticipated net proceeds of this offering. Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds' earnings. The incentive fees or allocations charged by unregistered Investment Funds in which the Fund invests generally are expected to range from 17.5% to 30% of net profits. The "Acquired Fund Fees and Expenses" disclosed above are based on historic earnings of the Investment Funds, which may change substantially over time and, therefore, significantly affect "Acquired Fund Fees and Expenses." The amount of the Fund's average net assets used in calculating this percentage was based on average net assets for the fiscal year ended December 31, 2016 of approximately $176 million, plus anticipated net proceeds of approximately $991 million from this offering. The Adviser estimates that approximately 1.83% (as a percentage of the net assets attributable to Interests) of the 4.26% shown as "Acquired Fund Fees and Expenses" reflects

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Securities and Exchange Commission

April 26, 2017

operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds). The Adviser estimates that the balance of approximately 2.43% is attributable to performance-based fees and allocations, as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

(6)	Total annual expenses shown in the table are as of the Fund's fiscal year ended December 31, 2016 and will increase or decrease over time based on the Fund's asset level and other factors.

The purpose of the table above and the example below is to assist you in understanding the various costs and expenses you would bear directly or indirectly as an investor in the Fund. For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."

EXAMPLE:	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses, including a sales load (see footnote 1 above), on a $1,000 investment, assuming a 5% annual return:	$85	$211	$333	$620

*	Without the sales load, the expenses would be: $66 (1 Year), $195 (3 Years), $319 (5 Years) and $612 (10 Years).

The example is based on the fees and expenses set forth in the table above and should not be considered a representation of future expenses. Actual Fund expenses may be greater or less than those shown (and "Acquired Fund Fees and Expenses" may also be greater or less than that shown). Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example. If the Investment Funds' actual rates of return exceed 5%, the dollar amounts could be significantly higher as a result of the Investment Funds' incentive allocations.

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Securities and Exchange Commission

April 26, 2017

ANNUAL REPORT

Comment 1.    Please state that the Fund follows the accounting and reporting requirements of investment companies under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 946-10-50-1.

Response 1.    We hereby confirm that the Fund follows the accounting and reporting requirements of investment companies under FASB ASC 946-10-50-1. The notes to the Fund's financial statements will include such disclosure going forward.

Comment 2.    If any officer's or directors' fees were payable at year-end, they should be disclosed separately on the Fund's Statement of Assets, Liabilities and Members' Capital in accordance with Article 6-04.12 of Regulation S-X.

Response 2.    A payable amount of $23,970 with respect to the Fund's Chief Compliance Officer was included in the line item entitled "Other liabilities" on the Statement of Assets, Liabilities and Members' Capital. This payable amount was disclosed in Note 3 to the Fund's financial statements. Going forward, any officer's or directors' fees payable at year-end will be disclosed separately on the Statement of Assets, Liabilities and Members' Capital.

Comment 3.    Please explain why none of the Fund's investments set forth in the Schedule of Portfolio Investments are deemed to be "non-income producing." See footnote 7 of Rule 12-12, Article 12 of Regulation S-X.

Response 3.    All of the Fund's investments are "non-income producing." Going forward, the Fund will include such disclosure as a footnote to, or immediately following, the Schedule of Portfolio Investments.

Comment 4.     Please consider updating the footnotes to the line item entitled "Ratio of net investment loss to average members' capital" in the Financial Highlights table to indicate that the ratio does not include income from the Investment Funds.

Response 4.    The Fund will revise accordingly the footnotes to the line item entitled "Ratio of net investment loss to average members' capital" in the Financial Highlights table.

*    *    *    *   *    *    *    *

Should you have any questions or comments, please feel free to contact me at 212.969.3359 (bgreen@proskauer.com) or Gary L. Granik of this office at 212.969.3369 (ggranik@proskauer.com).

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc: Gary L. Granik

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